UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13G

                      Under the Securities Exchange Act of 1934


                                FFP MARKETING CO. INC.
                                   (Name of Issuer)

                            Common Stock, $0.01 par value
                            (Title of Class of Securities)

                                      30243M105
                                    (CUSIP Number)

                                    June 29, 1998
                            (Date of Event which Requires
                              Filing of this Statement)



              Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [ ]     Rule 13d-1(b)
              [X]     Rule 13d-1(c)
              [ ]     Rule 13d-1(d)

              *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

              The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                     Page 1 of 6





        CUSIP No. 30243M105            SCHEDULE 13G             Page 2 of 6




       1   Name Of Reporting Person              ASTORIA CAPITAL PARTNERS, L.P.

           IRS Identification No. Of Above Person                    94-3160631
       2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]

                                                                      (b)  [ ]

       3   SEC USE ONLY

       4   Citizenship Or Place Of Organization                      California


                          5    Sole Voting Power                        230,800

         NUMBER OF        6    Shared Voting Power                          -0-
           SHARES
        BENEFICIALLY
        OWNED BY EACH     7    Sole Dispositive Power                   230,800
         REPORTING
        PERSON WITH
                          8    Shared Dispositive Power                     -0-


        9   Aggregate Amount Beneficially Owned By Each
            Reporting Person                                            230,800


       10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
            Shares*                                                        [ ]

       11   Percent Of Class Represented By Amount In Row 9               6.11%


       12   Type Of Reporting Person*                                        PN





     CUSIP No. 30243M105            SCHEDULE 13G             Page 3 of 6



          Item 1(a).  Name of Issuer.

                      FFP Marketing Co. Inc. (the "Issuer").

          Item 1(b).  Address of Issuer's Principal Executive Offices.

                      2801 Glenda Avenue, Fort Worth, Texas 75243.

          Item 2(a).  Names of Persons Filing.

                      Astoria Capital Partners, L.P.

          Item 2(b).  Address of Principal Business Office or, if none,
                      Residence.

                      The business address of Astoria Capital Partners, L.P. is 6600 SW 92nd Avenue, Portland, Oregon 97223.

          Item 2(c).  Citizenship.

                      Astoria Capital Partners, L.P. is a California limited partnership.

          Item 2(d).  Title of Class of Securities.

                      Common Stock, $0.01 par value ("Common Stock").

          Item 2(e).  CUSIP Number.

                      30243M105.

          Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

              (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

              (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

              (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

              (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

              (e) [ ] An investment adviser in accordance with
          Section 240.13d-1(b)(1)(ii)(E);





     CUSIP No. 30243M105            SCHEDULE 13G             Page 4 of 6



              (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

              (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1b)(1)(ii)(G);

              (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

              (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

              (j) [ ] Group, in accordance with
          Section 240.13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Section 240.13d-1(c), check this box. [X]


          Item 4. Ownership.

                      Reference is hereby made to Items 5-9 and 11 of page two (2) of this Schedule 13G, which Items are incorporated by reference herein.

          Item 5. Ownership of Five Percent or Less of a Class.

                      Not applicable.

          Item 6. Ownership of More Than Five Percent on Behalf of Another
                  Person.

                      Not applicable.

          Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                      Not applicable.

          Item 8. Identification and Classification of Members of the
                  Group.

                      Not applicable.

          Item 9. Notice of Dissolution of Group.

                      Not applicable.





     CUSIP No. 30243M105            SCHEDULE 13G             Page 5 of 6



          Item 10.    Certifications.

                  By signing below, Astoria Capital Partners, L.P. certifies that, to the best of its knowledge and belief, the securities referred to above on page two (2) of this Schedule 13G were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





     CUSIP No. 30243M105            SCHEDULE 13G             Page 6 of 6



                                      Signature

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          DATED:  December 8, 1998

                                        ASTORIA CAPITAL PARTNERS, L.P.


                                        /s/ Richard W. Koe
                                        ______________________________
                                        By: Richard W. Koe
                                        Its: General Partner